January 24, 2025

Shelly M. Chadwick
Vice President, Finance and Chief Financial Officer
Materion Corporation
6070 Parkland Boulevard
Mayfield Heights, Ohio 44124

       Re: Materion Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 15, 2024
           Form 8-K Furnished October 30, 2024
           File No. 001-15885
Dear Shelly M. Chadwick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing